SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

PPT VISION, Inc.

(Name of Issuer)

Common Stock, $.10 par value

(Title of Class of Securities)

693519 10 0

(CUSIP Number)

Eldri L. Johnson
4200 IDS Center
80 South 8th Street
Minneapolis, MN  55402
612-371-3211

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693519100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ESI Investment Co. 41-1310628

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,207,036

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,207,036

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,036

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.7%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). P.R. Peterson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,605,485

	8.	Shared Voting Power 2,280,336

	9.	Sole Dispositive Power 2,605,485

	10.	Shared Dispositive Power 2,280,336

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,885,821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 41.4%

14.	Type of Reporting Person (See Instructions) IN

The following items of Schedule 13D, dated July 21, 1987, as amended, of Peter R. Peterson, a resident of the State of Minnesota, and ESI Investment Co., a Minnesota corporation (“ESI”) relating to the Common Stock of PPT VISION, Inc. (the “Company”) are hereby amended as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to a Rights Offering held by the Company, Mr. Peterson, the P.R. Peterson Co. Keogh Plan (the “Plan”), of which Mr. Peterson is a Trustee, Peterson Brothers Securities Company, a Minnesota corporation (“PBSC”), of which Mr. Peterson is a principal, and ESI purchased an aggregate of 2,332,642 shares of the Company’s Common Stock and warrants to purchase an additional 1,166,321 shares of Common Stock (the “Warrants”).

On July 30, 2003, the Company announced that the exercise price of the Warrants was lowered from $2.50 to $.70 per share.  On September 25, 2003, Mr. Peterson exercised all Warrants acquired under the Rights Offering using personal funds, ESI and PBSC exercised all warrants acquired under the Rights Offering using available working capital, and the Plan exercised all warrants acquired under the Rights Offering using available Plan funds.  All unexercised Warrants expired on September 30, 2003.

The transactions covered by this Schedule 13D have been reported on Forms 4 with the Securities and Exchange Commission.
Item 4.	Purpose of Transaction.
Mr. Peterson, the Plan, ESI and PBSC acquired the shares for investment purposes.
Item 5.	Interest in Securities of the Issuer
As of October 31, 2003, Mr. Peterson, ESI and PBSC owned securities of the Company as follows:

	Aggregate Number of Securities Beneficially Owned
Name	Shares		Warrants	Options (1)	Percentage of Ownership
P.R. Peterson	4,873,821	(2)	0	12,000	41.4%
ESI Investment Co.	2,207,036		0	0	18.7%

(1)                                  Includes all option exercisable within 60 days of October 31, 2003.

(2)                                  Includes the 2,207,036 owned by ESI, 2,398,400 owned by the Plan, 73,300 owned by PBSC, and 195,085 owned by Mr. Peterson directly.  Mr. Peterson has sole voting and dispositive control over the 195,085 shares owned by him directly and the 2,398,400 owned by the Plan.  Mr. Peterson shares voting and dispositive control with respect to shares owned by ESI and PBSC.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1 – Joint Filing Agreement dated November 18, 2003.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2003	ESI INVESTMENT CO.

/s/ P.R. Peterson
By: P.R. Peterson

Dated: November 18, 2003	/s/ P.R. Peterson
By: P.R. Peterson

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned, ESI Investment Co. and P.R. Peterson, hereby agree that, pursuant to 17 C.F.R. § 240.13d-1(k)1, this Schedule 13D relating to securities of PPT VISION, Inc. shall be filed on behalf of each of them.

Dated: November 18, 2003	ESI Investment Co.

/s/ P.R. Peterson
By: P.R. Peterson

Dated: November 18, 2003	/s/ P.R. Peterson
By: P.R. Peterson